UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	1-8607

BELLSOUTH CORPORATION
(Exact name of registrant as specified in its charter)

Room 15G03, 1155 Peachtree Street, N.E., Atlanta, Georgia 30309-3610	(404) 249-2000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock (par value $1.00 per share)
Preferred Stock Purchase Rights
Floating Rate Notes due November 15, 2007
Floating Rate Notes due August 15, 2008
4.20% Notes due September 15, 2009
6% Notes due October 15, 2011
4.75% Notes due November 15, 2012
5.20% Notes due September 15, 2014
5.2% Notes due December 15, 2016
6 7/8% Notes due October 15, 2031
6.550% Notes due June 15, 2034
6.00% Notes due November 15, 2034
Ten Year 7 3/4% Notes due February 15, 2010 (a)
Thirty Year 6.04% Debentures due November 15, 2026 (a)
Thirty Year 7 7/8% Debentures due February 15, 2030 (a)
One Hundred Year 7.12% Debentures due July 15, 2097 (a)

(a) Issued by BellSouth Capital Funding Corporation (subsequently merged with and into BellSouth Corporation)

(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[	]	Rule 12h-3(b)(1)(i)	[ X ]
Rule 12g-4(a)(1)(ii)	[	]	Rule 12h-3(b)(1)(ii)	[	]
Rule 12g-4(a)(2)(i)	[	]	Rule 12h-3(b)(2)(i)	[	]

Rule 12g-4(a)(2)(ii)	[	]	Rule 12h-3(b)(2)(ii)	[	]
Rule 15d-6	[ X ]

Approximate number of holders of record as of the certification or notice date:

Common Stock (par value $1.00 per share)—None
Preferred Stock Purchase Rights—None
Floating Rate Notes due November 15, 2007—29 holders
Floating Rate Notes due August 15, 2008—45 holders
4.20% Notes due September 15, 2009—123 holders
6% Notes due October 15, 2011—125 holders
4.75% Notes due November 15, 2012—94 holders
5.20% Notes due September 15, 2014—108 holders
5.2% Notes due December 15, 2016—80 holders
6 7/8% Notes due October 15, 2031—65 holders
6.550% Notes due June 15, 2034—58 holders
6.000% Notes due November 15, 2034—75 holders
Ten Year 7 3/4% Notes due February 15, 2010—127 holders (a)
Thirty Year 6.04% Debentures due November 15, 2026—13 holders (a)
Thirty Year 7 7/8% Debentures due February 15, 2030—74 holders (a)
One Hundred Year 7.12% Debentures due July 15, 2097—35 holders (a)

(a) Issued by BellSouth Capital Funding Corporation (subsequently merged with and into BellSouth Corporation)

Pursuant to the requirements of the Securities Exchange Act of 1934, BellSouth Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 22, 2007	By:	/s/ Stacey K. Geer
		Name:	Stacey K. Geer
		Title:	Chief Securities Counsel